May 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Cloudastructure, Inc. Registration Statement on Form S-1 Filed April 21, 2025 File No. 333-286654

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to a letter, dated April 29, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1, publicly filed on April 21, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Registration Statement on Form S-1 filed April 21, 2025

Prospectus Summary, page 1

1.	We note your disclosure in Current Reports on Form 8-K filed on April 1, 2025 and April 17, 2025 that you and the Selling Stockholder have entered into several waiver agreements changing the terms of the Securities Purchase Agreement. Please revise your registration statement disclosure to reflect the current terms of the agreement. Please update corresponding disclosure throughout the filing.

The Company respectfully acknowledges the Staff’s comment and has revised the Prospectus Summary to provide additional disclosure around the Waiver Agreements and the Supplemental Terms Agreement disclosed in its Current Reports on Form 8-K filed on April 1, 2025, and April 17, 2025.

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Plan of Distribution, page 22

2.	We note your disclosure that the Selling Stockholder may sell its securities in one or more underwritten offerings. Please confirm your understanding that the retention by the Selling Stockholder of an underwriter would constitute a material change to your plan of distribution, requiring a post-effective amendment. Refer to your undertaking.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the retention by the Selling Stockholder of an underwriter would constitute a material change to the plan of distribution requiring a post-effective amendment and, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

General

3.	Footnote 1 to the filing fee table exhibit, filed as Exhibit 107, states that “an indeterminate number of common shares are registered hereunder that may be issued upon conversion of or exchange for any other securities.” Please note that Securities Act Rule 416 does not apply to shares issuable upon conversion of securities where the conversion is determined by fluctuating market prices. Please revise the registration statement to register a reasonable good-faith estimate of the maximum number of shares necessary to cover conversions of the Series 2 Convertible Preferred Stock. If the estimate turns out to be insufficient, you must file a new registration statement to register the additional shares for resale. For guidance, consider Question 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and has revised the footnotes to Exhibit 107 and the registration statement throughout to reflect that it is registering a good faith estimate of the maximum number of shares that may be issuable upon conversion of the outstanding Series 2 The Company confirms that it understands that if the estimate turns out to be insufficient, it must file a new registration statement to register the additional shares for resale.

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Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Sincerely,

SAUL EWING LLP

/s/ Vanessa Schoenthaler
Vanessa Schoenthaler

cc:	James McCormick, Cloudastructure, Inc. Greg Smitherman, Cloudastructure, Inc.

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